

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

Via E-mail
Mr. David Williams
Chief Executive Officer
Bahamas Concierge, Inc.
Olde Town Mall
11148 Sandyport
Nassau, Bahamas

> **Re: Bahamas Concierge, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 20, 2011**
> **File No. 333-176048**

Dear Mr. Williams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comments one, three and 21 in our letter dated August 24, 2011. Please confirm that there are no common relationships among the two companies (New York Tutor Company and your company) and their angel investors (888 Investment and Clear View Capital).

2. Please identify Shavane Turnquest as the principal of Clear View Capital.

Prospectus Cover Page, page 3

3. Revise your disclosure to reflect that you are considered a "shell company" under Rule 405 of the Securities Act of 1933, rather than the Securities and Exchange Act of 1934.

Prospectus Summary, page 5

4. We note your disclosure on page five that you intend to begin substantive operations in the "coming months." Please clarify your use of the timeframe "coming months." In addition, discuss how long you believe it will take you to establish a sufficient network of third-party vendors in order to begin marketing to outside clients.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan Groff at 202-551-3458, or me, at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Alexandra Falowski
        Carrillo Huettel, LLP